[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1188

May 18, 2007

State Street Corporation

Registration Statement on Form S-4

Filed March 1, 2007 (the “Registration Statement”)

File No. 333-141015

Dear Mr. Webb:

On behalf of our client State Street Corporation (“State Street”), we are responding to your letter dated May 16, 2007. The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth therein and State Street’s responses to each of the Comments are set forth below.

Concurrently with this letter, State Street is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 reflects revisions made to the Registration Statement filed on March 1, 2007, subsequently amended by Amendment No. 1, filed on May 1, 2007 (“Amendment No. 1”), including revisions made in response to the Comments. All pages referenced in the responses set forth below refer to pages of Amendment No. 2.

For your convenience, we are delivering to your attention hard copies of Amendment No. 2, including copies marked to show changes from Amendment No. 1.

Financial Interests…page 5

1.    Please quantify the aggregate compensation to Messrs. Sheehan, Rogers and Maroney under their consulting and employment arrangements.

The disclosure on page 5 has been revised in response to the Staff’s Comment.

Opinion of Investors Financial’s Financial Advisor, page 21

2.    As previously requested, please disclose any other revenue received by Goldman, Sachs and its affiliates from Investors Financial and its affiliates during the past two years.

The disclosure on page 29 has been revised in response to the Staff’s Comment.

Should you have any questions relating to any of the foregoing, please contact me at (212) 474-1188, or Joel Unruch at (212) 474-1946.

Very truly yours,

/s/ SARKIS JEBEJIAN

Sarkis Jebejian

Mr. Mark Webb

Legal Branch Office

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549